VIA EDGAR	October 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Holt

Jeffrey Gabor

Howard Efron

Shannon Menjivar

Re: K&F Growth Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted August 22, 2024

CIK No. 0002029976

Dear Ladies and Gentlemen:

K&F Growth Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2024, regarding the Draft Registration Statement on Form S-1 submitted August 22, 2024 (the “Registration Statement”).

Draft Registration Statement on Form S-1 submitted August 22, 2024

Cover Page

1.	Please revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by the non-managing sponsor investors.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page of the S-1 accordingly.

2.	We refer to the paragraph beginning, “Our sponsor has purchased an aggregate of 9,583,333 Class B ordinary shares. . . .” Please revise the cross-reference to further discussion on your sponsor’s and your affiliates’ securities, as the location currently cross-referenced appears to be incorrect. See Item 1602(a)(3) of Regulation S-K. In addition, please revise the table of contents to include a listing of the summary section and the section’s corresponding page number. See Item 502 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover page and the table of contents accordingly.

Summary, page 1

3.	Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities or through loans, and that you intend to target an initial business combination with an equity valuation greater than $1.0 billion.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 12 and 122.

4.	Please revise the table on page 7 to include the anti-dilution adjustment of the founder shares and the payment of consulting, success or finder fees. Please revise the disclosures outside of the table to describe the extent to which the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the table disclosure on pages 7 and 115.

5.	Where you discuss the prior SPAC/de-SPAC experience of your management and the business combination of Acies I and PlayStudios, please revise to balance your discussion by disclosing redemption levels in connection with the initial business combination transaction. Also revise to discuss briefly the legal proceedings referenced on page 79 and identify the members of your management who have been named as defendants. Finally, please expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 61.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 4, 6, 112 and 114.

Appointment and removal of directors..., page 24

6.	Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 46, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 27, 37, 49, 132 and 167 of the S-1 accordingly.

Conflicts of Interest, page 40

7.	Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on pages 39-40, including the repayment of up to an aggregate of $300,000 in loans made to you by your sponsor. Please also revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 43-45 of the S-1 accordingly.

Summary of Risk Factors, page 44

8.	Please expand your fifth risk factor to specifically highlight that you may not need any public shares in addition to the founder shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus. Also revise the seventh risk factor on page 45 to clarify the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

Response: The Company acknowledges the Staff’s comment and has updated the summary risk factor disclosures on pages 46 and 47, accordingly.

9.	Please expand your disclosure to add a summary risk factor highlighting the risks related to the non-managing sponsor investors’ expression of interest, as you explain on page 81. Additionally, please expand your risk factor on page 81 to address whether or how the expression of interest may impact your ability to meet Nasdaq listing requirements.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on the cover and pages 30, 46, 84, 159 and 197 accordingly.

We may issue additional Class A ordinary shares or preference shares..., page 62

10.	We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 65 and 66 of the S-1 accordingly.

We may not be able to complete an initial business combination..., page 70

11.	With a view toward disclosure, please tell us whether your sponsor has any members who are, or has substantial ties with, a non-U.S. person. Additionally, please revise to clarify: (i) your statement, “Our sponsor is ‘controlled’ for CFIUS purposes by managing members Daniel Fetters and Edward King, one of whom is a US citizens, and thus we do not believe that our sponsor is a ‘foreign person’ as defined in the CFIUS regulations,” and (ii) the basis for your statement that you do not believe that your sponsor is a foreign person as defined in the CFIUS regulations. Finally, please revise or advise regarding your statement that, in the event you are required to liquidate because of failure to obtain any required approvals within the requisite time period, your warrants “may” be worthless. It is unclear how the warrants would retain any value if the company were required to liquidate.

Response: The Company acknowledges the Staff’s comment and has revised and updated the disclosure on page 73 of the S-1 accordingly.

Risk Factors

Risks Relating to Our Management Team, page 77

12.	We note the disclosure on page 9 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure language on pages 10 and 118 to indicate that such actions by the sponsor can only be taken in order to facilitate the Company’s initial business combination.

Dilution, page 99

13.	Please revise here, and elsewhere as appropriate, to expand on your assumption that no additional ordinary shares are issued by highlighting that you may need to do so because you intend to target an initial business combination with an equity valuation greater than $1.0 billion, which you explain elsewhere.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 102 accordingly.

Our Sponsor, page 111

14.	Please revise the table on page 112 to include the payment of consulting, success or finder fees, as applicable. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 115 accordingly.

15.	Please revise the table on pages 113-114 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K. In addition, as applicable, please explain whether or how the transfer restrictions disclosed on pages 113-114 relate to the non-managing sponsor investors’ expression of interest.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 117 and 118 accordingly.

Executive Officer and Director Compensation, page 143

16.	Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation SK.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages, 6, 114, 148 and 157 accordingly.

Conflicts of Interest, page 147

17.	Please revise to state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 152 and throughout the S-1 to remove the referenced language

18.	Please revise to disclose any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. See Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 153-156 accordingly.

Principal Shareholders, page 151

19.	Please revise your narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing sponsor investors.

Response: The Company acknowledges the Staff’s comment and has updated the disclosures on page 156 accordingly.

20.	Please revise your disclosure to reflect the 394,880 private placement units to be purchased by the sponsor and to explain the decrease in the approximate percentage of Class B ordinary shares held by the sponsor after the offering.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 156 accordingly.

General

21.	Please revise to disclose the nominal purchase price to be paid by the non-managing sponsor investors for the membership interests reflecting indirect interests in the founder shares.

Response: The Company acknowledges the Staff’s comment and has updated the disclosures on the cover and pages 1, 7, 28, 115, 157, 158, 161 accordingly.

22.	Where you discuss the non-managing sponsor investors’ expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.

Response: The Company acknowledges the Staff’s comment and has updated the disclosures on the cover and pages 30, 84, 159, 197 accordingly.

23.	Please revise to disclose whether the non-managing sponsor investor’s membership interest units are subject to any transfer restrictions, such as a lock-up agreement. We note your disclosure on page 23 and elsewhere that except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in the Principal Shareholders section under “Restrictions on Transfers of Founder Shares and Private Placement Warrants.” However, such disclosure does not appear to address the non-managing sponsor investors’ membership interest units in the sponsor.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on pages 25, 28, 168 and 196 to further confirm that the restriction applies to the non-managing sponsor investors’ membership units in the sponsor.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, David E. Fleming Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

K&F Growth Acquisition Corp. II

By:	/s/ Edward King
Name:	Edward King
Title:	Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP